CSB BANCORP, INC.
EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Basic Earnings Per Share
Net income	$746,828	$338,685	$1,874,769	$1,508,131
Weighted average common shares	2,644,656	2,640,160	2,644,453	2,636,541

Basic Earnings Per Share	$0.28	$0.13	$0.71	$0.57

Diluted Earnings Per Share
Net income	$746,828	$338,685	$1,874,769	$1,508,131
Weighted average common shares	2,644,656	2,640,160	2,644,453	2,636,541
Weighted average effect of assumed stock options	6,701	2,218	4,474	3,478

Total	2,651,357	2,642,378	2,648,927	2,640,019

Diluted Earnings Per Share	$0.28	$0.13	$0.71	$0.57

18.